Mayfair Gold Announces Acquisition of the

Guibord, Marriott and Holloway Properties from Plato Gold

VANCOUVER, British Columbia, April 2, 2026 – Mayfair Gold Corp. (“Mayfair”, “Mayfair Gold”, or the “Company”) (TSX-V: MFG; NSYE American: MINE) is pleased to announce that it has entered into a definitive agreement (the “Acquisition Agreement”) with Plato Gold Corp. (“Plato”) to acquire Plato’s interests in the Guibord, Marriott and Holloway properties (the “Properties”) for C$2.5 million in cash. The properties are in close proximity to Mayfair’s Fenn-Gib Gold project (“Fenn-Gib” or the “Project”) east of Timmins, Ontario. The transaction provides Mayfair with three exploration properties that overlay the regionally important Porcupine-Destor Fault Zone (“PDFZ”) and provides critical land adjacent to the Project to the southwest to support potential onsite infrastructure.

Mayfair has a clearly defined path to permit and advance a new mine into production at Fenn-Gib. Mayfair also sees substantial potential to enhance the project economics and production profile of Fenn-Gib through near site exploration. Exploration leverage gives Mayfair an additional lever to create value as the company derisks and advances Fenn-Gib.

Nick Campbell, CEO of Mayfair Gold commented, “We are excited to enter into this agreement with Plato to expand our land holdings near the Fenn-Gib Gold Project by more than 65%. All three properties are closely associated with the Porcupine-Destor Fault Zone, a significant regional structure within the Abitibi Greenstone belt that has produced more than 180 million ounces of gold historically and is believed to host over 300 million ounces of gold endowment. This transaction, as well as targets within our current land holdings provide Mayfair with new exploration leverage adjacent to and within hauling distance of the proposed Fenn-Gib mine. Furthermore, the Guibord property facilitates critical access for potential onsite infrastructure supporting our permitting process “

Strategic highlights

•The Guibord property (50%)

oHosts Plato’s Silver Fox Project

o<5km southeast of McEwen Mining’s Grey Fox project and Black Fox mine

oContiguous to Fenn-Gib concessions, 5km southwest of the deposit

o16 contiguous mining claims, two mining leases, covering 275 hectares

oHighway 572 access to site (western boundary)

oProvides key land access to support Fenn-Gib permitting

The Guibord property is along strike from McEwen Mining’s Grey Fox project and Black Fox Mine along the PDFZ. The historic drilling in 1964 was focused on the contact between the Porcupine-Destor metasediments and the ultramafics of the Stoughton-Roquemaure Assemblage, targeting a series of potentially gold bearing alteration zones. Historic drilling in the 1960’s tested several areas which returned narrow intervals of high-grade gold mineralization (13.7 g/t gold over 1.22 metres and 47.01 g/t gold over 0.91 metres) and several broad zones of lower-grade gold mineralization (0.59 g/t gold over 30.5 metres and 0.66 g/t gold over 23 metres.

•The Marriott Property (100%)

oLocated 15km east of the shuttered Holt and Holloway Gold Mines

oLocated ~55km east of the Fenn-Gib Gold Project

o142 contiguous mining claims, covering 2,728 hectares

oHighway 101 access to site

oEarly-stage exploration project within trucking distance of Fenn Gib

The Marriott property is underlain by a series of basalt flows, breccias and hyaloclastites belonging to the Kinojevis Assemblage with occasional interflow graphitic sediments occurring between the basalt flows. Gold mineralization at the Holloway mine was closely associated with a geological contact and the PDFZ located between the Kinojevis Assemblage and the Stoughton-Roquemaure Assemblage and associated structures. An 11-hole 2,858-metre diamond drill program was completed by Plato in 2005. Three of the holes intercepted gold mineralization of more than 1.0 g/t gold.

•The Holloway Property (100%)

oLocated 3km east-northeast and east of the Holt and Holloway Mines, respectively

oLocated ~43km east of the Fenn-Gib Gold Project

o10 contiguous mining claims covered by a mining lease, covering 156 hectares

oHighway 101 access to site

oEarly-stage exploration project within trucking distance of Fenn Gib

The Holloway property is primarily underlain by Kinojevis Assemblage iron and magnesium rich tholeiitic basalts with the northern margin of the property underlain by Timiskaming-style metasediments bounded by the PDFZ. Historical drilling in 1987 intersected narrow zones of high-grade mineralization reported at 52-64 g/t gold over 0.3 - 0.8 metre intervals.  The potential for extensions of the Holloway mine mineralization may exist at a depth of 1,000 – 1,200 metres within the property.

Terms of the Purchase Agreement for the Marriott, Holloway and Guibord properties

Mayfair has entered into an asset purchase agreement with Plato for its 100% interest in the Marriott properties, its 100% interest in the Holloway properties and its 50% interest in the Guibord properties for total consideration of C$2.5 million in cash.

The transactions contemplated by the Acquisition Agreement are subject to customary conditions precedent, including ministerial consent with respect to the transfer of certain mining leases.

On closing, the cash consideration will be paid into escrow and held by an escrow agent.  50% of the funds will be released from escrow to Plato upon the transfer of the Marriott Property, 25% will be released from escrow on the transfer of the Holloway Property and the final 25% will be released from escrow on the transfer of the Guibord Property.

About Mayfair Gold

Mayfair Gold is a Canadian gold development stage company focused on advancing the 100% controlled Fenn-Gib Project in the Timmins region of Northern Ontario. The Project’s PFS outlines the potential to develop Fenn-Gib into a new Canadian gold producer for initial development capital of C$450 million, with a base case payback period of 2.7 years and cumulative free cash flow of $896 million over the first six years of production based on a US$3,100/oz gold price. The Company is advancing permitting activities, detailed engineering and stakeholder engagement with the goal of starting construction in 2028 with initial production in 2030. See the Company’s news release dated January 8, 2026, titled “Mayfair Delivers Robust Pre-Feasibility Study for the Fenn-Gib Gold Project” for further information.

The content of this news release has been reviewed on behalf of the Company and approved by Drew Anwyll, P.Eng., Chief Operating Officer of Mayfair, a QP as defined in NI 43-101.

This news release references mining projects which are nearby Fenn-Gib and the Properties to be acquired by the Company.  Readers are cautioned that mineralization on nearby properties is not necessarily indicative of mineralization on the Fenn-Gib or the Properties.

Cautionary Note Regarding Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively “forward-looking Information”). The use of the words “will” and “expected” and similar expressions are intended to identify forward-looking information. Although Mayfair Gold believes that the expectations reflected in such forward-looking statements and/or information are reasonable, readers are cautioned that actual results may vary from the forward-looking information. The Company has based these forward-looking statements and information on the Company’s current expectations and assumptions about future events including assumptions regarding final listing mechanics. This information also involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information, including the risks, uncertainties and other factors identified in the annual information form of the Company for the year ended December 31, 2024, available at www.sedarplus.ca. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Mayfair does not undertake any obligation to publicly update or revise any of these forward-looking statements except as may be required by applicable securities laws.

Neither the TSX Venture Exchange (“TSXV”) nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.

For further information, please visit www.mayfairgold.ca or direct enquiries to:

Nicholas Campbell
CEO

Mayfair Gold Corp.
489 McDougall St

Matheson, ON P0K 1N0 Canada
+1 (855) 350-5600
info@mayfairgold.ca